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                                   EXHIBIT 11
                       CHASE PREFERRED CAPITAL CORPORATION
                       COMPUTATION OF NET INCOME PER SHARE


Net income for basic and fully diluted earnings per share is computed by subtracting from the applicable earnings the dividend requirements on preferred stock to arrive at earnings applicable to common stock and dividing this amount by the weighted average number of common shares outstanding during the period.
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

                                                                              For the Year             For the Year
(in thousands, except shares outstanding):                                  Ended 12/31/00          Ended 12/31/99
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
Earnings:

Net income                                                                      $    484,350            $    70,127
Less:  preferred stock dividend requirements                                         382,138                 44,550

Net income applicable to common stock                                           $    102,212            $    25,577

Shares:

Average common shares outstanding (a)                                                      1                      1
Basic and fully diluted net income per share: (a)                               $    102,212            $    25,577



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(a)      All common share and per share amounts have been restated to reflect the change, effected on December 29, 1998, of the Company's outstanding Common Stock from 572,500 shares, par value $300 per share, to one share, par value $171,750,000 per share.